BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

December 15, 2016

Ms. Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation
Amendment No. 18 to Registration Statement on Form S-1
Filed October 28, 2016
File No. 333-204811

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated November 22, 2016 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation) (the “Company”) regarding Amendment 18 to the Registration Statement on Form S-1, filed by the Company on October 28, 2016.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter).

Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and Amendment No. 19 to the Registration Statement on Form S-1.

Acquisition of Genesis, page 7

1.	We note your reference to a selling stockholder prospectus in the revised disclosure at the bottom of this page. Also the exhibit filed in response to prior comment 9 states you will register the shares of class A common stock subject to the subscription agreement for resale in your “pending registration statement.” However, the fee table on your registration statement does not identify any selling stockholders and instead indicates that only you are offering class A common stock. Please advise or revise.

Response:	We have corrected and deleted the erroneous reference to a selling stockholder prospectus on the bottom of page 7 as there will be no selling stockholders.

Use of Proceeds, page 25

2.	Since this is a minimum offering, please clarify the effect on your expected liquidity and ability to fund your business if you do not sell all of the shares offered. Please discuss the effect of raising various amounts on your plans, such as at 25%, 50% and 75% of the anticipated offering proceeds. In this connection, address your indebtedness and other financial obligations, such as the agreement you have with your legal counsel discussed on page 82.

Response:	We have modified the Use of Proceeds Section of the prospectus to comply with your comment.

Operating Results, page 42

3.	We note your revised disclosure throughout this page that the changes in your results of operations for the six months ended June 30, 2016 were due mainly to the inclusion of Mimio’s operating results. Please revise to provide analysis that compares and contrasts Mimio’s results of operations for the interim periods provided in your filing. Also disclose the factors that contributed to Genesis’s decline in product sales for the fiscal year ended December 31, 2015 that you mention on page 43. Refer to section III.B.4 of SEC Release No. 33-8350 (December 29, 2003).

Response:

The Company has revised the Operating Results to provide analysis that compares and contrasts Mimio’s results of operations for the years ended December 31, 2015 and 2014, periods provided in the filing, and disclosed the factors that contributed to Genesis’ decline in product sales. We have also indicated that Mimio and the Company became under common control beginning on November 4, 2016, therefore, the results of operations for the nine months ended September 30, 2015 does not include results from Mimio’s operations.

Plan of Distribution, page 71

4.	Please revise the fifth paragraph on page 71 according to your revision to the cover page in response to prior comment 3.

Response:	We have revised the fifth paragraph to be consistent with our revision to the cover page.

Index to Financial Statements, page 77

5.	Please revise your index on page 79 to correspond to the actual financial statements included in the filing. For instance, we note that on page F-46 you present Boxlight Corporation’s statement of operations for the six months ended June 30, 2016 and June 30, 2015 rather than Boxlight Corporation’s statement of operations for the three months ended March 31, 2015. Please revise accordingly.

Response:	We have revised the index to correctly correspond to all financial statements included in the filing.

Exhibit Index, page 86

6.	We note your response to prior comment 8; however, it appears the agreement you filed as exhibit 10.30 with this amendment to your registration statement is the same document you filed as exhibit 10.34. Please file as an exhibit the agreement you identify as exhibit 10.30 in your exhibit index, including any exhibits to that agreement. Also, please tell us where you have filed exhibit C to exhibit 10.34.

Response:

The Company has corrected the exhibits to accurately reflect the documents included on the exhibit index and attached all exhibits referenced in the documents. We have added Exhibit C to both Exhibit 10.30 and 10.34.

Report of Independent Registered Public Accounting Firm, page F-59

7.	We note that the fifth paragraph of this audit opinion refers to the accounting for Genesis Collaboration and Mimio LLC as a pooling of interests. However, we note from page F-68 that Genesis Collaboration LLC and Mimio LLC were accounted for as a reorganization of entities under common control, which is similar to a pooling of interests pursuant to ASC paragraphs 805-50-5-5 and 805-50-25-2. Please have your auditor revise its audit opinion to refer to its accounting for Genesis Collaboration and Mimio LLC as a reorganization of entities under common control, which is similar to a pooling of interests.

Response:	Our auditors have revised their audit opinion accordingly.

Sincerely,

/s/ Mark Elliott
Mark Elliott
Chief Executive Officer
Boxlight Corporation